

MANAGEMENT REPORT ON THE RESULTS

IN THE FOURTH QUARTER

AND FOR THE YEAR 2015

INDEX

GENERAL INFORMATION

MARKET VALUE
R$47,7 billion
US$12,5 billion

PRICES
BRFS3 R$54,70
BRFS US$13,91

SHARES
872.473.246 common shares
62.501.001 treasury shares
Base: 12.31.2015

WEBCAST
Date: 02.26.2016
09:00 Portuguese
10:30 English

TELEFONE:
Dial–in with connections in Brazil:
+55 11 31931001 ou +55 11 28204001
Dial-in with connections in the
United States: +1 8887000802
www.brf-br.com/ri

IR CONTACTS:
Augusto Ribeiro Júnior
CFO and IRO

André Mota
IR Manager

+55 11 23225398
acoes@brf-br.com

SHAREHOLDER LETTER

Dear shareholders,

Even faced with an unstable outlook and an increasingly more competitive environment for the food industry in 2015, we created solid bases which allowed our operating result to grow. Thanks to the business model, we expanded our global presence, made progress in the strategy of forming partnerships and acquisitions, ensuring the expansion of the return on investments and cash generation. We were innovative in adapting to the different markets where we are present.

We also brought our organizational environment closer with the consolidation of VIVA BRF, a movement that conveys our spirit and way of doing things, giving emphasis to the Company´s main asset which is our people. We are also moving ahead in the area of social and environmental controls for the operation by adhering to good international practices in terms of animal welfare and systemized our Suppliers Chain Monitoring Program.

We invested over R$ 2 billion in ensuring the execution of productive and energy, automation and support efficiency projects. Our efforts were fundamental in leading the main credit risk agencies to maintain our corporate rating. This development highlights the Company´s economic strength.

We maintained our sales volume in Brazil and outperformed expectations on the international markets, confirming the competitive advantage of our business model. Against this backdrop, we continue to think in the long term, investing in innovation and improving the level of service. We also launched new products and renewed our portfolio.

The return of the Perdigão brand in the important Ham and Smoked Sausages categories set a new stage for the Brazilian retail market and was a dream come true for the Company. Perdigão is a democratic brand and a leader in the categories of products that are more accessible in terms of price. As a result, faced with the current economic situation, the brand showed itself to be a "smart choice", offering quality items with a tradition of more than 80 years at an accessible price.

The consolidation of Sadia as a truly global brand also brought positive results for the Company. Our sales in the Middle East, for example, were above expectations and we brought forward a project to expand productive capacity at the plant in Abu Dhabi, in the United Arab Emirates, from 70,000 to 100,000 tons/year. Besides serving the growing local demand, the initiative includes potential new clients in North Africa, Sub-Saharan Africa and Asia.

We also announced a series of acquisitions as part of our strategy of having strong brands, local flexibility and leadership in the sales channels. In Argentina, we acquired highly regarded sausage brands and announced the acquisition of Campo Austral, a move that heralds the entry of BRF on the Argentinean pork market. In Asia, we announced the agreement to acquire the Thai company Golden Foods Siam (GFS), the third largest exporter of chicken by-products, with access to important export markets, including the European Union, Japan and countries in Southeast Asia. In Europe, we announced the acquisition of the British food distributor Universal Meats, as a way of expanding the current portfolio of European clients in the food service segment.

The performance of the Company´s global business and consolidated earnings met our expectations. This was due mainly to the considerable improvement in the return on the international market and the decentralization of the management, with the creation of an organizational structure that includes five regions: Brazil, Latin America, Europe/Eurasia, Asia and the Middle East/Africa.

As was the case in 2015, when we transformed our challenges into opportunities, we will continue to strive in 2016 to make BRF a more profitable company, that is admired, with strong brands and a presence in the most diversified regions of the globe.



Abilio Diniz
Chairman of the Board of Directors



Pedro Faria
Global CEO

FINANCIAL HIGHLIGHTS

• Net operating revenues in 4Q15 came to R$9.0 billion (+11.3% y/y). The NOR in the year was 11.0% higher, amounting to R$32.2 billion.

•EBITDA was R$1,885 million in 4Q15 (+7.0% y/y), with a margin of 21.0%. The accumulated EBITDA in 2015 came to R$5,738 million (+21.9% y/y), with a margin of 17.8%.

• Net income amounted to R$1,415 million (+42.8% y/y) in 4Q15, with a margin of 15.8% (+3.5 p.p. y/y) and R$3,118 million (+46.0% y/y) in 2015 as a whole, with a margin of 9.7%.

• The financial cycle showed a new decline to 34 days in 4Q15 from 37 days in 4Q14.

• Investments in 4Q15 came to R$714 million and to R$2,084 million for 2015 as a whole.

• The ROIC (Return on Invested Capital) was 13.2% in 2015 compared with 11.7% in 2014.

• The Free Cash Flow (FCF) in 4Q15 was R$1,214 million, bringing an accumulated total of R$3,422 million in 2015.

Main Financial Indicators

Results - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Net Revenues	8.995	8.047	11,3%	32.197	29.007	11,0%
Gross Profit	2.799	2.687	4,2%	10.089	8.509	18,6%
Gross Margin (%)	31,3%	33,4%	(2,1)p.p.	31,3%	29,3%	2,0 p.p.
EBIT	1.560	1.406	10,9%	4.228	3.478	21,6%
EBIT Margin (%)	17,4%	17,5%	(0,1)p.p.	13,1%	12,0%	1,1 p.p.
EBITDA	1.885	1.762	7,0%	5.738	4.709	21,9%
EBITDA Margin (%)	21,0%	21,9%	(0,9)p.p.	17,8%	16,2%	1,6 p.p.
Net Income	1.415	991	42,8%	3.118	2.135	46,0%
Net Margin (%)	15,8%	12,3%	3,5 p.p.	9,7%	7,4%	2,3 p.p.
Earnings per share[1]	1,75	1,14	52,9%	3,85	2,46	56,4%

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

The EBITDA in 2015 includes R$213 million from the operating gain in the sale of the dairy operations which, in turn, had a positive impact on the Net Income in 2015 of R$190 million.

RESULTS OF 4TH QUARTER 2015 (4Q15)

Strategic Highlights

•In 4Q15, we announced three acquisitions (Global Food Siam, Universal Meats and Campo Austral), totaling around US$500 million, continuing with our strategy of globalizing our operations, taking into consideration the whole supply chain and bringing us increasingly closer to the final consumer.

•In November 2015, the Company announced the expansion of production at the plant in Abu Dhabi (United Arab Emirates) from 70,000 tons/year to 100,000 tons/year. The original idea had been to conclude the expansion in 2020 but the increase was brought forward due to the success of the plant operation, aimed at serving the market demands in a more flexible and tailor-made way.

•In line with the Company´s strategy of expanding to new markets, we prepared four plants to export to Malaysia, where the Halal certification body is regarded as the strictest in the world, and five plants to export to Mexico, where we should begin to export in 2016.

•Due to a strategic decision, BRF decided to no longer nominate members to the Board of Directors of Minerva. Based on this decision, and taking into consideration the small influence of the business, we reclassified the position in accounting terms to a "financial asset available for sale", thereby creating a revenue of R$126 million in the Other Operating Results line.

Subsequent events

•The Company also concluded the acquisition of Golden Foods Siam (GFS), on 01.26.2016, for approximately US$360 million. GFS is one of the leaders on the poultry production market in Thailand and has an integrated operation and presence in more than 15 global markets.

•At the beginning of February 2016, the Company announced the conclusion of the acquisition for approximately £34 million of Universal Meats – a food distributor in the UK which focuses on the food services segment.

•On 01.06.2016, BRF concluded the acquisition of part of the frozen food distribution business of Qatar National Import and Export Co., a company that has operated as a distributor for BRF in the state of Qatar for more than 40 years. The amount of the transaction was approximately US$140 million.

•On 02.05.2016, BRF announced the conclusion of the qualification process of three of its plants to export to China. The units in Toledo (Paraná) and Marau (Rio Grande do Sul) are ready to export fresh chicken while the plant in Campos Novos (Santa Catarina) can export pork.

•On 01.11.2016, as part of the Company´s strategy of maximizing the allocation of capital, it announced the ending of the Share Buyback Program that was initiated on 10.29.2015 and expanded on 11.9.2015. Twenty-three million common shares, the total amount of the program, were acquired for an average price of R$57.04.

CONSOLIDATED RESULT 4Q15

Net Operating Revenues (NOR)

In 4Q15, the company reported growth in all its regions, bringing NOR of R$9.0 billion (+11.3% y/y). The regions that stood out were the MEA, LATAM and EUROPE. This growth was driven by the improvement in the sales mix and strong increase in average prices in Reais, offsetting the lower volumes.

NOR - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Brazil	4.344	4.381	(0,8%)	16.038	15.424	4,0%
Europe	1.048	841	24,6%	3.640	3.093	17,7%
MEA	1.965	1.561	25,9%	7.097	5.710	24,3%
Asia	882	819	7,7%	3.290	3.073	7,1%
LATAM	717	445	61,1%	2.132	1.707	24,9%
Total	**8.995**	**8.047**	**11,3%**	**32.197**	**29.007**	**11,0%**


Other Sales 2,7%
Poultry 39,0%
Processed Foods 50,9%
Pork 5,9%
Beef / Others 1,5%


Asia 9,8%
LATAM 8,0%
MEA 21,9%
Brazil 48,5%
Europe 11,7%

CONSOLIDATED RESULT 4Q15

Gross Income

The Company reported consolidated gross income in 4Q15 of R$2,799 billion (+4.2% y/y) but with a decline in the gross margin of 2.1p.p., reflecting an increase in the production cost above the increase in sales price. The main negative impacts on the margin were the currency variation in the price of grains, packaging and other imported input.

Grains, which are the Company´s main cost components, rose in terms of Reais on an annual comparison by 26.0% for corn, 23.1% for soybeans and 28.4% for soy bran. For their part, packaging and other imported input costs, rose by 30% in the same period. As a result, the COGS as a percentage of the NOR came to 68.7% in 4Q15, compared to 66.6% in the 4T14.

Gross Profit - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Gross Profit	2.799	2.687	4,2%	10.089	8.509	18,6%
Gross Margin (%)	31,3%	33,4%	(2,1)p.p.	31,3%	29,3%	2,0 p.p.

Operating Expenses

The impacts on the operating expenses came mainly from the international regions, highlighted by: (i) investments in marketing and trade marketing in the MEA and LATAM regions (in line with the Company´s strategy of strengthening the presence of its brands in these markets); (ii) expenditure on freight, mainly in the MEA region (bearing in mind the increase in the Company´s own distribution in the region); and (iii) personnel expenses, due to the impact of the currency variation and integration of the acquisitions we carried out.

Operating Expenses - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Selling Expenses	(1.331)	(1.164)	14,3%	(4.806)	(4.217)	14,0%
% of the NOR	(14,9%)	(14,5%)	(0,2)p.p.	(14,9%)	(14,5%)	(0,4)p.p.
General and Administrative Expenses	(140)	(110)	27,3%	(506)	(402)	25,9%
% of the NOR	(1,6%)	(1,4%)	(0,2)p.p.	(1,6%)	(1,4%)	(0,20)p.p.
Operating Expenses	(1.471)	(1.274)	15,4%	(5.312)	(4.619)	15,0%
% of the NOR	(16,4%)	(15,8%)	(0,6)p.p.	(16,5%)	(15,9%)	(0,6)p.p.

CONSOLIDATED RESULT 4Q15

Other Operating Results

In 4Q15, the Company presented a positive result of R$226 million in the Other Operating Results line, impacted mainly by non-recurring revenues in the period.

The two main highlights of these revenues were: (i) the accounting reclassification of Minerva, which was classified from 4Q15 as a financial asset available for sale (so it was no longer accounted as equity income), due to the strategic repositioning for the company; and (ii) "recovery of expenses", highlighting the recovery related to a legal case on compulsory loans to Eletrobrás and the recovery of PIS/COFINS tax credits on raw materials.

Other Operating Results - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Other Operating Revenues	331	266	24,3%	567	482	17,5%
Other Operating Expenses	(105)	(266)	(60,7%)	(1.011)	(920)	9,9%
Other Operating Results	226	(0)	-	(445)	(438)	1,5%
% of the NOR	2,5%	(0,0%)	2,5p.p.	(1,4%)	(1,5%)	0,1p.p.

Non-Recurring	4T15	4T14	Δ%	2015	2014	Δ%
Net Income - Minerva	126	179	(29,9%)	126	179	(29,9%)
Recovery of Expenses	149	48	208,9%	241	64	278,1%
Restructuring Charges	(12)	(35)	(66,6%)	(93)	(215)	(56,7%)
Others non-Recurring	46	29	58,3%	(193)	(117)	n.m.
Total	**309**	**221**	**39,6%**	**81**	**145**	**(44,2%)**

CONSOLIDATED RESULT 4Q15

Operating Result (EBIT)

Consolidated EBIT was R$1,560 million in 4Q15 (+10.9% y/y), with a margin of 17.4% (-0.1 p.p. y/y). The accumulated EBIT margin for the year expanded by 1.1 p.p. over 2014 to a total of R$4,228 million (+21.6%).


Asia
10,9%
LATAM
4,7%
MEA
26,5%
Brazil
45,0%
Europe
13,0%

EBIT - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Gross Profit	2.799	2.687	4,2%	10.089	8.509	18,6%
Operating Expenses	(1.471)	(1.274)	15,4%	(5.312)	(4.619)	15,0%
Other Operating Results	226	(0)	-	(445)	(438)	1,5%
Equity Income	6	(7)	-	(104)	26	-
EBIT	1.560	1.406	10,9%	4.228	3.478	21,6%
EBIT Margin (%)	17,4%	17,5%	(0,1)p.p.	13,1%	12,0%	1,1p.p.

CONSOLIDATED RESULT 4Q15

Financial Result

The Company presented a Net Financial Result in 4Q15 that was negative in the amount of R$381 million which compared with a negative result of R$201 million in 4Q14, impacted mainly by the rise in interest rates on the debt denominated in foreign currency of R$110 million y/y.

The Company went from a currency exposure during this period with an impact on the result of US$65 million "short" in 3Q15 to US$40 million "short" in 4Q15.

R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Financial Income	124	377	(67,2%)	3.355	1.581	112,3%
Financial Expenses	(505)	(578)	(12,6%)	(5.025)	(2.571)	95,4%
Net Financial Result	(381)	(201)	90,0%	(1.670)	(991)	68,6%

Net Income

The Company registered total net income of R$1,415 million in 4Q15 (+42.8% y/y), impacted positively by the Income Tax and Social Contribution line that came to R$255 million in positive terms compared with a tax expense of R$214 million in 4Q14.

As mentioned in the earnings release of the 3Q15, in the management report, BRF announced the conclusion of the sale of its dairy division to Lactalis in July 2015. The net result of that sale was R$190 million, which positively impacted the 3Q15 results, and, consequently, the full year. In 4Q15, there was not any impact related to this transaction.

Net Income - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Net Income	1.415	991	42,8%	3.118	2.135	46,0%
Net Margin (%)	15,8%	12,3%	3,5 p.p.	9,7%	7,4%	2,3 p.p.

The Net Income in 2015 included R$190 million referring to the operating gain from the sale of the dairy operations in the 3Q15. For more details, refer to Explanatory Note 13.3 of the Financial Statements of 12.31.2015.

CONSOLIDATED RESULT 4Q15

EBITDA

The Company registered EBITDA of R$1,885 million in 4Q15 (+7.0% y/y), driven mainly by the rise in the international operations. Despite this, the consolidated EBITDA margin shrank by 0.9 p.p. y/y, due to pressure from the Brazil region.
As mentioned in net income, the sale of our dairy division impacted 3Q15's EBITDA by R$213 million and, consequently, the year 2015. In 4Q15, there was not any impact related to this transaction.

R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Net Income	1.415	991	42,8%	3.118	2.135	46,0%
Income Tax and Social Contribution	(255)	214	(219,0%)	(367)	353	(210,5%)
Net Financial	381	201	90,0%	1.670	991	68,6%
Depreciation and Amortization	344	357	(3,5%)	1.317	1.230	7,0%
EBITDA	**1.885**	**1.762**	**7,0%**	**5.738**	**4.709**	**21,9%**
EBITDA Margin (%)	**21,0%**	**21,9%**	**(0,9) p.p.**	**17,8%**	**16,2%**	**1,5 p.p.**

Considers R$213 million in the EBITDA and R$190 million in the Net Income in 2015, referring to the operating gain from the sale of the dairy operations in the 3Q15. For more details, refer to Explanatory Note 13.3 of the Financial Statements of 12.31.2015.


1.762
21,9%
951
13,5%
1.380
17,4%
1.522
18,4%
1.885
21,0%
4Q14
1Q15
2Q15
3Q15
4Q15

PERFORMANCE BY REGION
BRAZIL

Faced with a more challenging macroeconomic situation, volumes in Brazil were 6.3% lower y/y at the end of 4Q15, mainly as a result of the performance of In Natura products (-8.8% y/y). The volume of processed products was the same as in 4Q14, (expanding by 4.2% in accumulated terms in the year) in line with the Company´s strategy of focusing on products with higher added value. It is worth mentioning that the volume from the commemorative products operation increased (+5% y/y), boosted mainly by the auto service and wholesale channels.

However, the cost pressure we saw in 2015, which was mainly caused by the impact of the exchange rate, continued to pressure margins in the last quarter. Moreover, the decision to postpone to 2016 the price readjustments (aimed to focus on the return of Perdigão and the commemoratives operation) ended up not helping to offset this effect. The result was a decline of 2.3 p.p. y/y in the EBIT margin.

	R$ Million			Thousand Tons			Average Price -R$		
Brazil	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**
In Natura	787	831	(5,2%)	122	134	(8,8%)	6,46	6,22	3,9%
Poultry	620	603	2,8%	99	107	(7,3%)	6,25	5,64	10,9%
Pork	165	191	(13,6%)	23	24	(7,1%)	7,28	7,83	(7,0%)
Beef	2	36	(94,8%)	0	2	(97,6%)	34,14	16,10	112,0%
Others	0	1	(62,8%)	0	0	(19,9%)	19,95	42,96	(53,6%)
Processed Foods	**3.326**	**3.346**	**(0,6%)**	**462**	**461**	**0,2%**	**7,20**	**7,26**	**(0,8%)**
Total without Other Sales	**4.113**	**4.177**	**(1,5%)**	**584**	**595**	**(1,8%)**	**7,04**	**7,02**	**0,3%**
Others Sales	**231**	**204**	**13,0%**	**52**	**83**	**(38,1%)**	**4,47**	**2,45**	**82,6%**
Total	**4.344**	**4.381**	**(0,8%)**	**635**	**678**	**(6,3%)**	**6,84**	**6,46**	**5,8%**

	R$ Million			Thousand Tons			Average Price -R$		
Brazil	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**
In Natura	3.027	3.086	(1,9%)	499	491	1,6%	6,06	6,28	(3,5%)
Poultry	2.293	2.045	12,2%	401	364	10,2%	5,72	5,62	1,8%
Pork	697	702	(0,8%)	96	98	(1,7%)	7,23	7,16	0,9%
Beef	34	339	(90,0%)	2	29	(93,6%)	17,96	11,53	55,8%
Others	3	-0	(3418,5%)	0	0	175,2%	20,06	(1,66)	(1305,8%)
Processed Foods	**12.228**	**11.384**	**7,4%**	**1.713**	**1.644**	**4,2%**	**7,14**	**6,93**	**3,1%**
Total without Other Sales	**15.255**	**14.470**	**5,4%**	**2.212**	**2.135**	**3,6%**	**6,90**	**6,78**	**1,7%**
Others Sales	**783**	**955**	**(18,0%)**	**182**	**339**	**(46,2%)**	**4,29**	**2,82**	**52,4%**
Total	**16.038**	**15.424**	**4,0%**	**2.395**	**2.474**	**(3,2%)**	**6,70**	**6,23**	**7,4%**

EBIT - R$ Million	**4Q15**	**4Q14**	**Δ%**	**2015**	**2014**	**Δ%**
Brazil	702	808	(13,1%)	1.622	2.002	(19,0%)
EBIT Margin (%)	16,1%	18,4%	(2,3) p.p.	10,1%	13,0%	(2,9) p.p.

PERFORMANCE BY REGION BRAZIL

The strategic highlights of the region were: Return of Perdigão

With the return of Perdigão in important categories (ham and smoked sausages) in July 2015, BRF began to have a more complete portfolio of brands. The performance of these categories has been gradually improving, as we can see, for example, by the increase in the volume and number of clients in terms of ham. This shows that the cannibalization between the Sadia and Perdigão brands remains in line with expectation.


Ham Volume
+18%
1H15
2H15


Client Movements per month
+18%
1H15
2H15

Having these two strong brands allowed us to begin a new market strategy, reinforcing the "premium" positioning of the Sadia brand, and directing Perdigão towards the role of a "smart choice", i.e. a strong brand and BRF quality standard but at a more accessible price.

PERFORMANCE BY REGION BRAZIL

Sales Team

4Q15 was an important quarter for BRF, as it marked the start of a new sales force. In October 2015, we concluded the process of merging the Sadia and Perdigão teams into a single BRF team, selling 100% of the Company´s portfolio.

Despite the reduction of 23% in the sales team, its productivity improved. The percentage of clients buyers of the total base increased by 4.2 p.p. from 3Q15 to 4Q15, while the average of buyer clients on a monthly basis rose from 196,000 to 197,000 in the same period.

Level of service and GTM

The Company continued with the strategy of revising its logistical processes in 2015 in order to improve the relationship with its clients. As a result, BRF Brazil increased its level of service (measured by the OTIF – "on time in full") by 6.5 p.p. y/y in 2015.

BRF also continued to make advances in the GTM project ("Go To Market") aimed at enhancing the return of the operation. In 2016, GTM 2.0 will focus on: (i) improving the level of service, by changing the client segmentation, with regular visits and the right delivery; and (ii) reducing costs by optimizing the logistics network. The four pilot projects carried out in 4Q15 have already brought good results and increased the return over the average of the comparative bases.

Market Share

In order to give greater visibility and direction to the more important categories in the BRF Brazil business, we decided to: (i) separate the Specialty Meat category into Cold cuts and Filled products; and (ii) consider only the Ready Made Dishes category within the Frozen products.

Market Share - Last Reading


63,9%
41,3%
63,3%
67,3%
Ready Made
Filled
Cold Cuts
Margarines

Source: Nielsen Bimonthly Retail– Margarines and Ready Made dishes (Oct/Nov survey); Filled and Chilled (Nov/Dec survey)

PERFORMANCE BY REGION BRAZIL

Sales by Channel – Brazil

(% of the Net Operating Revenues - NOR)

Market Share - Last Reading


Wholesale
9,8%
Retail
42,4%
Supermarket
37,1%
Food Services
10,8%

Wholesale	Distributors, wholesalers and small business representatives belonging to board route retail customers.
Supermarket	Accounts of large customers (key accounts) with national coverage from 1 to 50 checkouts, including the wholesaler branches known as "atacarejos".
Food Services	Clients of the Food Services channel, such as restaurants, hotels, pizzerias, industrial kitchens, Government Agency, etc.
Retail	Smaller clients in the retail industry, such as supermarkets, butchers, grocery, bakery, etc.

PERFORMANCE BY REGION

MIDDLE EAST/ AFRICA (MEA)

The NOR in the MEA region came to R$1,965 million in 4Q15 (+25.9% y/y), driven by the improvement in the sales mix and expansion of 33.3% in average prices in Reais. The progress BRF made in its direct distribution in the Gulf region, along with the local production in the Gulf region, has been helping the Company to gain a bigger portion of the profitability in the chain and to reduce the volatility of prices in the region.

The total volume in the quarter shrank by 5.6% y/y, led by Africa (which is facing an adverse macroeconomic situation and shortage of dollars). Despite this, it is worth noting that the volumes of processed products in the Middle East rose sharply (+30.5% y/y), in line with the Company´s strategy.

The initiatives to enhance the return in the region, such as advances in the value chain (acquiring distributors) and improving the mix of products with the local production, brought a hefty rise of 126.3% y/y in the EBIT in 4Q15 to R$413 million (with a margin of 21.0%).

	R$ Million			Thousand Tons			Average Price -R$		
MEA	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q15**	**Δ%**
In Natura	1.762	1.411	24,8%	253	268	(5,6%)	6,96	5,26	32,2%
Poultry	1.717	1.357	26,5%	246	259	(4,9%)	6,97	5,24	33,0%
Pork	34	45	(25,9%)	6	8	(27,5%)	5,48	5,37	2,2%
Beef	0	6	(98,2%)	0	1	(95,5%)	4,07	10,43	(60,9%)
Others	11	3	350,6%	1	0	334,4%	14,76	14,23	3,7%
Processed Foods	**203**	**149**	**35,6%**	**28**	**30**	**(6,0%)**	**7,20**	**4,99**	**44,3%**
Total	**1.965**	**1.561**	**25,9%**	**281**	**298**	**(5,6%)**	**6,98**	**5,23**	**33,3%**

	R$ Million			Thousand Tons			Average Price -R$		
MEA	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**
In Natura	6.515	5.163	26,2%	988	1.019	(3,1%)	6,59	5,06	30,2%
Poultry	6.365	4.910	29,6%	964	979	(1,5%)	6,60	5,02	31,6%
Pork	115	160	(28,1%)	22	32	(32,3%)	5,31	5,00	6,2%
Beef	2	73	(97,0%)	0	7	(96,0%)	7,56	10,13	(25,4%)
Others	33	21	58,9%	2	1	48,5%	15,48	14,47	7,0%
Processed Foods	**582**	**547**	**6,5%**	**91**	**111**	**(17,8%)**	**6,37**	**4,91**	**29,7%**
Total	**7.097**	**5.710**	**24,3%**	**1.080**	**1.131**	**(4,5%)**	**6,57**	**5,05**	**30,2%**

EBIT - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
MEA	413	182	126,3%	1.214	315	285,9%
EBIT Margin (%)	21,0%	11,7%	9,3 p.p.	17,1%	5,5%	11,6 p.p.

PERFORMANCE BY REGION ASIA

The NOR in Asia came to R$882 million in 4Q15 (+7.7% y/y) and was impacted positively by the higher average prices in Reais which offset the fall of 6.8% in volumes. The impacts of the volumes came mainly from the higher inventories in Japan (main market in the region) and one-off issues linked to exports to the region. However, the higher average prices in Reais did not offset the rise in costs in the region which reduced the EBIT margin by 6.7p.p. y/y.

The Company continued to carry out investments in order to strengthen its presence in the region, by entering new countries and making advances in the value chain. The Company acquired GFS – the third largest exporter of cooked products in Thailand - in a bid to add value to the portfolio. GFS will strengthen BRF´s presence in important markets, such as Europe and Japan, and also serve as a base for a potential expansion in Southeast Asia. In line with this strategy, BRF managed to qualify four plants to export to Malaysia and three plants to export to China, which should boost volumes from 2016.

	R$ Million			Thousand Tons			Average Price -R$		
Asia	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**
In Natura	885	799	7,0%	115	124	(7,3%)	7,43	6,44	15,4%
Poultry	719	708	1,5%	101	113	(10,8%)	7,15	6,28	13,8%
Pork	127	89	42,7%	14	11	23,9%	9,22	8,00	15,2%
Beef	9	2	474,1%	1	0	450,2%	14,48	13,88	4,3%
Processed Foods	**27**	**20**	**33,0%**	**3**	**3**	**12,4%**	**8,82**	**7,45**	**18,3%**
Total	**882**	**819**	**7,7%**	**118**	**127**	**(6,8%)**	**7,47**	**6,46**	**15,6%**

	R$ Million			Thousand Tons			Average Price -R$		
Asia	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**
In Natura	3.208	3.002	6,9%	454	496	(8,5%)	7,07	6,06	16,8%
Poultry	2.834	2.613	8,5%	411	444	(7,4%)	6,90	5,89	17,1%
Pork	350	354	(1,2%)	41	48	(15,3%)	8,53	7,31	16,7%
Beef	24	34	(29,8%)	2	4	(48,0%)	12,63	9,36	35,0%
Processed Foods	**82**	**71**	**14,4%**	**10**	**10**	**(1,9%)**	**8,31**	**7,13**	**16,6%**
Total	**3.290**	**3.073**	**7,1%**	**464**	**506**	**(8,3%)**	**7,10**	**6,08**	**16,8%**

EBIT - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Asia	170	213	(20,0%)	703	547	28,7%
EBIT Margin (%)	19,3%	26,0%	(6,7) p.p.	21,4%	17,8%	3,6 p.p.

PERFORMANCE BY REGION EUROPE/ EURASIA

The NOR in the region came to R$1,048 million (+24.6% y/y) in 4Q15. The main highlight in the period was the Europe sub-region, where the consolidation of Invicta (distributor of processed foods), plus a better mix of products/ channels and the currency depreciation, led to an increase of 43.2% in average prices in Reais.

On the other hand, Russia (the main Eurasian market) limited the growth of the NOR due to: (i) the worsening in the country´s macroeconomic outlook; (ii) the excess volumes; and (iii) the strong comparison price base with 4Q14 (due to the embargo on American and European imports).

Despite the growth of 11.0% y/y in the region´s EBIT (R$203 million) in 4Q15, the EBIT margin of 19.3% was 2.4 p.p. lower y/y, due mainly to a greater pressure of costs and the lower prices in Russia as already mentioned.

	R$ Million			Thousand Tons			Average Price -R$		
Europe/Eurasia	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**
In Natura	481	404	19,0%	48	48	0,0%	10,06	8,46	18,9%
Poultry	248	151	64,4%	23	24	(5,5%)	10,88	6,26	74,0%
Pork	193	222	(13,1%)	24	23	5,2%	8,09	9,80	(17,4%)
Beef	41	32	27,4%	1	1	13,0%	33,57	29,78	12,7%
Processed Foods	**567**	**436**	**29,8%**	**45**	**46**	**(3,7%)**	**12,69**	**9,41**	**34,8%**
Total	**1.048**	**841**	**24,6%**	**92**	**94**	**(1,8%)**	**11,33**	**8,93**	**26,9%**

	R$ Million			Thousand Tons			Average Price -R$		
Europe/Eurasia	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**
In Natura	1.705	1.379	23,6%	178	160	11,5%	9,59	8,64	10,9%
Poultry	855	484	76,7%	95	81	16,8%	9,04	5,98	51,3%
Pork	703	729	(3,6%)	78	72	9,1%	8,99	10,16	11,6%
Beef	147	166	(11,5%)	5	7	(26,2%)	28,94	24,15	19,8%
Processed Foods	**1.934**	**1.713**	**12,9%**	**175**	**189**	**(7,2%)**	**11,03**	**9,06**	**21,7%**
Total	**3.640**	**3.093**	**17,7%**	**353**	**349**	**1,3%**	**10,30**	**8,87**	**16,1%**

EBIT - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Europe	203	182	11,0%	572	553	3,5%
EBIT Margin (%)	19,3%	21,7%	(2,4) p.p.	15,7%	17,9%	(2,1) p.p.

PERFORMANCE BY REGION LATIN AMERICA (LATAM)

The NOR in the LATAM region came to R$717 million (+61.1% y/y) in the 4Q15. This growth was due to: (i) higher average prices in Reais (+43.9% y/y), influenced by the better mix of products in Argentina (with higher processed products); and (ii) the increase in volumes (+11.9% y/y), due to the entry into new markets, and the growth in the existent markets, particularly in the Caribbean, which more than offset the exit from Venezuela. (If we exclude Venezuela in the 4Q14, the volume growth would have amounted to 17.5%.) For 2016, we will still have an increase in volume coming from the five plants that will be able to export to Mexico.

The Company´s strategy of focusing on the final consumer in the Southern Cone has been bringing positive results. The bigger investments in marketing (relaunching the Paty brand, for example), the launch of new products, optimizing the portfolio and improving the execution at the sales points, translated into a record EBIT of R$73 million (+247.7% y/y) and an expansion of 5.5p.p. in the margin in 4Q15.

	R$ Million			Thousand Tons			Average Price - R$		
LATAM	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**	**4Q15**	**4Q14**	**Δ%**
In Natura	273	197	38,3%	28	28	1,2%	9,71	7,10	36,7%
Poultry	186	97	91,8%	22	17	26,8%	8,42	5,56	51,4%
Pork	12	9	33,0%	1	2	(5,6%)	7,90	5,61	40,8%
Beef	62	84	(25,4%)	3	7	(57,9%)	19,91	11,23	77,3%
Others	12	8	61,1%	1	1	4,7%	9,11	5,92	53,9%
Processed Foods	**432**	**233**	**85,1%**	**37**	**31**	**21,7%**	**11,56**	**7,60**	**52,1%**
Other Sales	**13**	**15**	**(14,9%)**	**0**	**0**	**-**	**-**	**-**	**-**
Total	**717**	**445**	**61,1%**	**65**	**58**	**11,9%**	**10,96**	**7,61**	**43,9%**

	R$ Million			Thousand Tons			Average Price - R$		
LATAM	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**	**2015**	**2014**	**Δ%**
In Natura	797	851	(6,3%)	98	147	(33,3%)	8,15	5,80	40,5%
Poultry	502	537	(6,6%)	73	110	(33,1%)	6,84	4,90	39,6%
Pork	36	32	12,1%	5	6	(14,6%)	7,07	5,39	31,2%
Beef	217	255	(14,8%)	14	26	(46,2%)	15,36	9,71	58,3%
Others	42	27	56,4%	5	5	9,1%	8,12	5,66	43,4%
Processed Foods	**1.284**	**806**	**59,3%**	**126**	**119**	**5,7%**	**10,18**	**6,76**	**50,7%**
Other Sales	**51**	**50**	**2,4%**	**0**	**0**	**-**	**-**	**-**	**-**
Total	**2.132**	**1.707**	**24,9%**	**224**	**266**	**(15,8%)**	**9,52**	**6,42**	**48,3%**

EBIT - R$ Million	**4Q15**	**4Q14**	**Δ%**	**2015**	**2014**	**Δ%**
LATAM	73	21	247,7%	116	63	86,2%
EBIT Margin (%)	10,2%	4,7%	5,5 p.p.	5,5%	3,7%	1,8 p.p.

DEBT

The Company´s net debt came to R$7.3 billion in 4Q15, 5.6% above 09.30.15, bringing a net debt/EBITDA ratio (last twelve months) of 1.28x, slightly above the 3Q15 figure, impacted by the share buyback.

R$ Million	12.31.2015			12.31.2014	Δ%
Debt	**Current**	**Non-Current**	**Total**	**Total**	
Local Currency	(1.462)	(2.358)	(3.820)	(3.993)	(4,3%)
Foreign Currency	(1.833)	(10.194)	(12.026)	(7.854)	53,1%
Gross Debt	**(3.295)**	**(12.551)**	**(15.846)**	**(11.847)**	**33,8%**
Cash Investments	**Current**	**Non-Current**	**Total**	**Total**	**Δ%**
Local Currency	775	936	1.711	2.220	(23,0%)
Foreign Currency	6.799	0	6.799	4.594	48,0%
Total Cash Investments	7.573	936	8.509	6.815	24,9%
Net Debt	**4.278**	**(11.615)**	**(7.337)**	**(5.032)**	**45,8%**
Exchange Rate Exposure - US$ Million	-	-	(117)	567	(120,7%)

The Total Gross Debt of R$15,846 million, as shown above, accounts the total financial debt, plus the other financial liabilities amounting to R$667 million, as stated in Explanatory Note 20 of the Financial Statements of 12.31.2015.

Development of Net Debt/EBITDA


5.032
6.230
5.951
6.949
7.337
1,04
1,26
1,12
1,24
1,28
4Q14
1Q15
2Q15
3Q15
4Q15
Net Debt
Net Debt/EBITDA

The EBITDA of 3Q15 includes R$213 million referring to the operating gain from the sale of dairy division

Management Report on the Results in the Fourth Quarter and for the Year 2015

INVESTMENTS (CAPEX)

Investments (CAPEX)

Investments of R$714 million were made in the quarter, of which R$538 million was directed at growth, efficiency and support and R$175 million at biological assets. We would also highlight R$177 million for other investments (including the acquisition of the Molinos brands in Argentina for US$43.5 million) and business leasing.

Among the main projects in the quarter were:

• Footprint: besides optimizing our productive and distribution network to reduce our cost of serving customers, the Footprint project investments are taking on an increasingly more global aspect. Part of our Footprint investment in 4Q15 was related to the expansion and optimization of our chicken plant in Argentina, diversifying our risk matrix and access to markets.

• Automation: the focus on Automation continued in 4Q15 and was not just aimed at the financial return but also at reducing the turnover of the plants and dealing with possible ergonomics problems affecting employees.

Investments for the year (excluding acquisitions, business leasing and others) came to R$2,084 million (+42.2% y/y).

The Company will continue to focus on the Footprint and Automation projects in 2016. Furthermore, we will be directing more investments for international expansion, innovation as well as maintenance and improving the quality of our products/processes.

FINANCIAL CYCLE

The Company is continuing to take measures to manage its working capital and this was seen in a new reduction in 4Q15 to 34.3 days against 36.9 in 4Q14. This is due mainly to the continuous monitoring of our accounts payable cycle, the result of projects implemented in 2014 and 2015, which more than offset the increase in inventories in transit due to the acquisition of distributors in the Middle East.

Financial Cycle - (Accounts Receivable + Stocks – Accounts Payable)/NOR



56,0
58,4
57,4
56,2
49,5
41,8
36,4
41,1
36,9
32,6
34,4
38,8
34,3
14,5%
14,8%
14,6%
14,0%
13,0%
11,0%
9,8%
10,8%
10,1%
8,8%
9,5%
10,8%
10,3%
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
% 3 Accounts/NOR
Financial Cycle

FREE CASH FLOW

The free cash flow came to R$3.4 billion in accumulated terms over the last 12 months, 17,5% lower than the previous period. The better operating performance registered in the period was offset by higher investments and a growth in the operation that required working capital.

Simplified Cash Flow (EBITDA - Change in Working Capital - Capex)



115
101
688
1.150
1.531
2.595
3.184
3.125
4.148
4.096
3.776
3.782
3.422
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15

The EBITDA of 3Q15 includes R$213 million referring to the operating gain from the sale of dairy division.

DIFFUSE CONTROL


Tarpon
10,5%
Treasury Shares
7,2%
Domestic Investors
21,8%
Petros
10,8%
Previ
10,0%
ADR
11,9%
Foreign Investors
27,8%

Base: 12.31.2015
Number of shares: 872,473,246 (common shares)
Capital Stock: R$12.5 billion

Slaughtering and Production

Production	4Q15	4Q14	Δ%	2015	2014	Δ%
Poultry Slaughter (Million Heads)	448	423	5,9%	1.724	1.664	3,7%
Hog Slaughter (Thousand Heads)	2.407	2.364	1,8%	9.367	9.293	0,8%
Cattle Slaughter (Thousand Heads)	31	39	(21,4%)	144	328	(56,2%)
Production (Thousand Tons)	1.099	1.099	0,0%	4.358	4.307	1,2%
Meats	967	978	(1,1%)	3.864	3.825	1,0%
Other Processed Products	132	121	9,4%	494	482	2,6%
Feed and Premix (Thousand Tons)	2.589	2.619	(1,1%)	10.437	10.360	0,7%

Social Balance and Appreciation of Human Capital

BRF is continuing to capture synergies and operating efficiencies. The Company operates with a strategic geographical positioning and has 35 plants in Brazil, 6 industrial units in Argentina, 2 in Europe (England and Holland) and 1 in the United Arab Emirates (Abu Dhabi), 20 distribution centers in Brazil and 20 abroad, 23 offices on the international market along with Transit Shift Points (TSPs), poultry farms and sales associates. The Company currently has a workforce of over 96,000 employees throughout the world who are focused on continuously improving the quality indicators, the level of service and carrying out their work.

The strengthening of the VIVA BRF culture remained a priority throughout the whole of 2015. A new engagement survey was held in 4Q15 which showed that employees were increasingly identifying themselves with the attributes of the BRF culture as well as an awareness by the managers of their importance in campaigning for these attributes. The results of the survey highlight how VIVA BRF is becoming more mature, a development we believe is intrinsically linked to the employees´ performance and commitment to the Company.

Health, Safety and Environmental Management

The Health, Safety and Environmental Management supervision (HSE) continues to focus on reducing accidents at work and has been consolidating its performance every year. In 4Q15, there was an accident with lost time frequency rate of 1.54, an improvement over the rate of 1.62 registered in 3Q15. This compared with1.69 in 2014 and we registered a reduction of 9% for 2015. Meanwhile, the severity rate of accidents with lost time showed a reduction of 41% in 2015 over 2014.

Stock Options Plan

The Company currently has 17.360.870 stock options granted to 180 executives, with a maximum exercise period of five years, as established in the Regulations of the Remuneration Plan based on shares approved on 03.31.10 and amended on 04.24.2012, 04.09.2013, 04.03.2014 and 04.08.2015 at the Annual Ordinary and Extraordinary Shareholders´ Meetings. These apply to the CEO, vice-presidents and other BRF executives.

Relationship with the independent auditors

The Company announces that, under the Brazilian Securities and Exchange Commission (CVM) Instruction Nº 381 of January 14, 2003, its policy of contracting services not related to the external audit is based on principles that preserve the independence of the auditor.

Within the terms of the CVM Instruction 381/03, we announce that during the period of twelve months ending on December 31, 2015, Ernst & Young Auditores Independentes S.S. was hired to undertake services not related to the external audit (net assets evaluation report and comfort letter for the issue of Senior Notes, assistance in the development of the supply and support area for validation of the Company's information in administrative proceedings). This project represented approximately 53% of the value of the consolidated fees related to the external auditor for BRF and its subsidiaries. Ernst & Young Auditores Independentes S.S. informed us that the provision of these services did not affect its independence and objectivity, under the description and scope of the procedures executed.

The management declares, within the terms of the CVM Instruction 480/09, that it discussed, reviewed and agreed with the information expressed in the audit report of the independent auditors´ report on the financial statements related to 12.31.2015, at a meeting held on 02.25.2016.

Disclaimer

The statements in this report related to the Company's business perspective, projections and results, and its growth potential are mere forecasts and have been based on the management's expectations of the Company's future. These expectations are highly dependent on market changes and the overall economic performance of the country, the sector and international markets; they are, therefore, subject to changes.

P&L

P&L - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Net Operating Revenues	**8,955**	**8,047**	**11.3%**	**32,197**	**29,007**	**11.0%**
Cost of Sales	(6,155)	(5,359)	14.9%	(22,108)	(20,497)	7.9%
% of the NOR	(68.7%)	(66.6%)	(2.1) p.p.	(68.7%)	(70.7%)	2.0 p.p.
Gross Profit	**2,799**	**2,687**	**4.2%**	**10,089**	**8,509**	**18.6%**
% of the NOR	31.3%	33.4%	(2.1) p.p.	31.3%	29.3%	2.0 p.p.
Operating Expenses	**(1,471)**	**(1,274)**	**15.4%**	**(5,312)**	**(4,619)**	**15.0%**
% of the NOR	(16.4%)	(15.8%)	(0.6) p.p.	(16.5%)	(15.9%)	(0.6) p.p.
Selling Expenses	(1,331)	(1,164)	14.3%	(4,806)	(4,217)	14.0%
% of the NOR	(14.9%)	(14.5%)	(0.4) p.p.	(14.9%)	(14.5%)	(0.4) p.p.
Fixed	(852)	(699)	21.9%	(3,111)	(2,564)	21.3%
Variable	(478)	(465)	2.8%	(1,695)	(1,652)	2.6%
General and Administrative Expenses	**(140)**	**(110)**	**27.3%**	**(506)**	**(402)**	**25.9%**
% of the NOR	(1.6%)	(1.4%)	(0.2) p.p.	(1.6%)	(1.4%)	(0.2) p.p.
Honorary of our Administrators	(7)	(7)	1.3%	(26)	(26)	0.2%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	(0.1%)	0.0 p.p.
General and Administrative	(133)	(103)	29.0%	(480)	(376)	27.7%
% of the NOR	(1.5%)	(1.3%)	(0.2) p.p.	(1.5%)	(1.3%)	(0.2) p.p.
Operating Income	**1,329**	**1,413**	**(6.0%)**	**4,777**	**3,891**	**22.8%**
% of the NOR	14.8%	17.6%	(2.7) p.p.	14.8%	13.4%	1.4 p.p.
Other Operating Results	**226**	**0**	**-**	**(445)**	**(438)**	**1.5%**
Equity Income	**6**	**(7)**	**-**	**(104)**	**26**	**-**
EBIT	**1,560**	**1,406**	**10.9%**	**4,228**	**3,478**	**21.6%**
% of the NOR	17.4%	17.5%	(0.1) p.p.	13.1%	12.0%	1.1 p.p.
Net Financial Income	**(381)**	**(201)**	**90.0%**	**(1,670)**	**(991)**	**68.6%**
Income before Taxes	**1,179**	**1,206**	**(2.2%)**	**2,558**	**2,488**	**2.8%**
% of the NOR	13.2%	15.0%	(1.8) p.p.	7.9%	8.6%	(0.6) p.p.
Income Tax and Social Contribution	255	(214)	(219.0%)	390	(353)	-
% of Income before Taxes	21.6%	(17.8%)	39.4 p.p.	15.2%	(14.2%)	29.4 p.p.
Net Income	**1,415**	**991**	**42.8%**	**3,118**	**2,135**	**46.0%**
% of the NOR	**15.8%**	**12.3%**	**3.5 p.p.**	**9.7%**	**7.4%**	**2.3 p.p.**
EBITDA	**1,885**	**1,762**	**7.0%**	**5,738**	**4,709**	**21.9%**
% of the NOR	21.0%	21.9%	(0.9) p.p.	17.8%	16.2%	1.6 p.p.

Considers R$213 million in the EBITDA and R$190 million in the Net Income in 2015, referring to the operating gain from the sale of the dairy operations.

CASH FLOW

Cash Flow - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Operating Activities						
Result for the Fiscal Year	1,415	991	42.8%	2,928	2,135	37.1%
Adjustments to the Result	(10)	792	(101.3%)	3,424	2,314	48.0%
Changes in Assets and Liabilities						
Accounts Receivable from Clients	**(490)**	**(155)**	**216.3%**	**(1,112)**	**459**	**(342.3%)**
Inventory	129	577	(77.7%)	(1,066)	369	(388.8%)
Biological Assets	(59)	(9)	525.3%	(199)	75	(364.8%)
Interest on Shareholders' Equity Received	1	9	(88.5%)	16	55	(70.9%)
Suppliers	(157)	(140)	12.1%	882	203	334.7%
Suppliers Chain Risk	303	(0)	-	719	0	-
Payment of Contingencies	**(53)**	**(36)**	**46.3%**	**(194)**	**(259)**	**(25.1%)**
Interest Payments	(249)	(217)	14.8%	(694)	(619)	12.1%
Payment of Income Tax and Social Contribution	(1)	(1)	(34.3%)	(7)	(6)	24,7%
Salaries, Social Obligations and Others	(485)	(212)	128.7%	(563)	115	(589.5%)
Net Cash provided by the Continued Operating Activities	**345**	**1,599**	**(78.4%)**	**4.134**	**4,842**	**(14.6%)**
Cash and Cash Equivalents by Discontinued Operating Activities	0	48	-	2	160	(98.5%)
Net Cash provided by Operating Activities	**345**	**1,647**	**(79.0%)**	**4,137**	**5,002**	**(17.3%)**
Investment Activities						
Financial Investments	0	(23)	(100.0%)	71	(0)	-
Investment in Restricted Cash	(1,367)	(5)	28175,5%	(1,711)	(16)	-
Goodwill on Acquisition of Non-Controlling Shareholders	0	0		0	(1)	-
Acquisition of Companies	(17)	(314)	(94.7%)	(91)	(373)	(75.6%)
Acquisition of Interests in Joint Venture	0	(45)	(99,0%)	(62)	(54)	15.1%
Acquisition of Fixed Assets/Investments	(234)	(224)	4.4%	(1,297)	(1,021)	27.0%
Acquisition of Biological Assets	(165)	(136)	21.8%	(589)	(517)	13.9%
Revenue from the Sale of Fixed Assets	44	39	12.3%	252	171	47.9%
Intangible Investments	(180)	(7)	-	(205)	(50)	307.5%
Receivables in the sale of the discontinued op., net of the cash	0	0	-	1,957	0	-
Net Cash provided by the Continued Investment Activities	(1,919)	(714)	168.9%	(1,674)	(1,862)	(10.1%)
Net Cash provided by the discontinued Investment Activities	0	(15)	-	(12)	(51)	(75.9%)
Net Cash provided by Investment Activities	(1,919)	(729)	163.2%	(1,686)	(1,914)	(11.9%)

CASH FLOW

Cash Flow - R$ Million	4Q15	4Q14	Δ%	2015	2014	Δ%
Financing Activities						
Loans and Financing	592	297	98.9%	259	409	(36.8%)
Interest on Shareholders' Equity	0	0	-	(889)	(726)	(22.5%)
Sale of Treasury Shares	(1,274)	(234)	445.4%	(3,766)	(351)	973.0%
Disposal of Treasury Shares	(8)	16	(146.8%)	82.44	100	(17.4%)
Net Cash provided by Financing Activities	**(690)**	**80**	**(960.1%)**	**(4.314)**	**(568)**	**659.3%**
Cash generated (applied) in the financing of Discontinued Activities	0	0	-	20	0	-
Cash generated (applied) in the financing activities	**(690)**	**80**	**-**	**(4,294)**	**(568)**	**655.8%**
Effect of Exchange Rate Variation on Cash and Cash Equivalents	**(97)**	**215**	**(144.9%)**	**1,199**	**359**	**234.0%**
Net Increase (Decrease) in Cash Held	**(2,361)**	**1,214**	**(294.5%)**	**(644)**	**2,879**	**(122.4%)**
Cash and Cash Equivalents at the Beginning of the Period	**7,724**	**4,793**	**61.1%**	**6,007**	**3,128**	**92.1%**
Cash and Cash Equivalents at the End of the Period	**5,363**	**6,007**	**(10.7%)**	**5,363**	**6,007**	**(10.7%)**

BALANCE SHEET

Balance Sheet - R$ Million	12.31.15	09.30.15	12.31.14
Ativo			
Circulante			
Cash and Cash Equivalents	5,363	7,724	6,007
Financial Investments	735	703	587
Accounts Receivable	3,876	3,391	3,047
Recoverable Taxes	1,232	1,113	1,009
Dividends/Interest on shareholders' equity receivable	22	0	10
Securities Receivable	304	299	215
Inventories	4,033	4,201	2,941
Biological Assets	1,330	1,271	1,131
Other Financial Assets	129	71	43
Other Receivables	369	327	268
Anticipated expenses	409	235	271
Restricted Cash	1,346	0	0
Non-Current Assets held to sale and discontinued operation	32	108	1,958
Total Current Assets	**19,180**	**19,444**	**17,488**
Non-Current Assets			
Long-term assets	**5,095**	**4,352**	**3,789**
Cash Investments	456	68	62
Accounts Receivable	4	5	8
Judicial Deposits	732	699	616
Biological Assets	761	720	683
Securities Receivable	231	203	362
Recoverable Taxes	969	848	912
Deferred Taxes	1,256	1,129	714
Restricted Cash	480	459	115
Other Receivables	207	222	317
Permanent Assets	**16,113**	**16,193**	**14,826**
Investments	186	457	438
Property, Plant and Equipment	10,916	10,702	10,059
Intangible	5,011	5,035	4,329
Total Non-Current Assets	**21,208**	**20,545**	**18,615**
Total Assets	**40,388**	**39,990**	**36,104**

BALANCE SHEET

Balance Sheet - R$ Million	12.31.15	09.30.15	12.31.14
Liabilities and Equity			
Current Liabilities			
Loans and Financing	2,628	2,154	2,739
Suppliers	4,745	5,069	3,522
Payroll and Mandatory Social Charges	478	614	427
Taxes Payable	353	297	300
Dividends/Interest on Shareholders' Equity	518	2	431
Management and Staff Profit Sharing	296	239	396
Other Financial Liabilities	667	1,052	257
Provisions	231	253	243
Employee Pension Plan	67	56	56
Other Liabilities	462	479	234
Supply Chain Risk	1,175	0	455
Liabilities related to non-current assets held for sale and discontinued operations	0	0	508
Total Current Liabilities	**11,621**	**10,633**	**9,569**
Non-Current Liabilities			
Loans and Financing	12,551	12,769	8,850
Suppliers	155	146	161
Taxes and Social Charges Payable	26	39	26
Provision for Tax, Civil and Labor Contingencies	974	930	943
Deferred Taxes	188	143	90
Employee Pension Plan	232	246	258
Other Liabilities	804	850	516
Total Non-Current Liabilities	**14,931**	**15,124**	**10,845**
Total Liabilities	**26,552**	**25,757**	**20,414**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	7	(79)	109
Profit Reserves	6,077	4,044	3,946
Other Related Results	(1,080)	(1,017)	(620)
Retained Profits	-	1,696	-
Interest on Shareholders' Equity	-	(426)	-
Transfer Reserves and Tax Incentives	-	(98)	-
Treasury Shares	(3,948)	(2,675)	(305)
Non-Controling Shareholders	319	327	99
Total Shareholders' Equity	**13,836**	**14,233**	**15,690**
Total Liabilities and Shareholders' Equity	**40.388**	**39.990**	**36,104**